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                         Vivendi Universal Board meeting




Paris, October 29, 2002 - The Board of Directors of Vivendi Universal
[Paris Bourse: EX FP; NYSE: V] noted Vodafone's offer to acquire Vivendi Universal's 44% controlling interest in Cegetel for E6.77 billion. The Board examined Cegetel's market share, current and projected accounts, and the growth prospects in fixed and mobile telephony for the company, which is France's leading private telecommunications operator.

Following its examination, the Board considers that the amount offered by Vodafone does not reflect the true value of Cegetel and has decided, on behalf of Vivendi Universal's shareholders, not to accept the offer as it stands.

At the same time, the Board noted the decision of the president of the Paris Commercial Court, acting under conditions of urgency, who ruled that Vivendi Universal can make use of the full period provided for under the shareholder agreement to consider using its pre-emptive right on either or both of the BT and SBC shareholdings.


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